Mail Stop 3561

November 5, 2008

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

> **Re: Mohawk Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 001-13697**

Dear Mr. Lorberbaum:

   We have reviewed your response letter dated October 1, 2008 and have the following additional comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

1. We note your response to comment one in our letter dated September 24, 2008. Please specifically explain how disclosure of company earnings per share targets for a completed fiscal year could allow competitors to determine the company's views on trends in raw material prices and overall cost of goods sold. Please provide similar analysis for the Unilin EBITDA targets.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
          Via facsimile (404) 881-7777